

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

Via E-mail
Mr. Eric Soyer
Chief Financial Officer
EDAP TMS S.A.
Parc d'Activites la Poudrette-Lamartine
4/6, rue du Dauphiné
69120 Vaulx-en-Velin, France

    Re: EDAP TMS S.A.
          Form 20-F for the Fiscal Year Ended December 31, 2012
          Filed April 2, 2013
          File No. 000-29374

Dear Mr. Soyer:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Brian Cascio

                             Brian Cascio
                             Accounting Branch Chief